                                                                    EXHIBIT 12.1

                            USFREIGHTWAYS CORPORATION
                      RATIO OF EARNINGS TO FIXED CHARGES(1)
                             (DOLLARS IN THOUSANDS)


                                                1994          1995            1996        1997          1998
                                               ------        ------         -------     --------      --------
Earnings before taxes(2)                       59,238        58,488          58,979       97,495       121,494

Plus interest expense                           9,081         8,884          12,144        8,461         8,784
Less capitalized interest                           0             0               0            0             0
Less undistributed income                           0             0               0            0             0
                                               ----------------------------------------------------------------

Adjusted earnings income before taxes          68,319        67,372          71,123      105,956       130,278

Fixed charges:

Interest expense                                9,081         8,884          12,144        8,461         8,784
Capitalized interest expense                        0             0               0            0             0
Rental expense                                  6,900         6,601           6,799        7,288         7,532

Total fixed charges                            15,981        15,485          18,943       15,749        16,316
                                              -----------------------------------------------------------------

Ratio of earnings to fixed charges                4.3           4.4             3.8          6.7           8.0


(1) For the purpose of calculating the ratio, earnings have been calculated by adding fixed charges to income before income taxes, and by deducting therefrom interest capitalized during the period and USFreightways Corporation's share of the undistributed income in less-than-fifty-percent-owned affiliates; and fixed charges comprise total interest, including capitalized interest, and the portion of rental expense representative of the interest factor.

(2) Before a one-time restructuring of $4,050 in 1996.

(3) Rental expense is one-third of total expense or the proportion deemed representative of the interest factor.